UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934 (Amendment No. 22)

POINTER TELOCATION LTD.
(Name of Issuer)

Ordinary Shares, NIS 3.00 par value per share	M7946T104
(Title of Class of Securities)	(CUSIP Number)

Orly Tsioni, Adv.
Yigal Arnon & Co. 1, Azrieli Center Tel-Aviv 67021, Israel +972-3-608-7851 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 12, 2015*
(Date of Event which Requires Filing of this Statement)

*This Amendment No. 22 is voluntarily filed by the Reporting Persons

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No.	M7946T104	13D/A	Page 2 of 7

1	NAMES OF REPORTING PERSONS: DBSI Investments Ltd. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -
	8	SHARED VOTING POWER: 2,371,150
	9	SOLE DISPOSITIVE POWER: -
	10	SHARED DISPOSITIVE POWER: 2,371,150
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 2,371,150
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 30.46% (1)
14	TYPE OF REPORTING PERSON: CO

(1)           Based on a number of 7,784,270 Ordinary Shares outstanding as of the date hereof.

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CUSIP No.	M7946T104	13D/A	Page 3 of 7

1	NAMES OF REPORTING PERSONS: Barak Dotan I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -
	8	SHARED VOTING POWER: 2,371,150
	9	SOLE DISPOSITIVE POWER: -
	10	SHARED DISPOSITIVE POWER: 2,371,150
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 2,371,150
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 30.46% (1)
14	TYPE OF REPORTING PERSON: IN

(1)           Based on a number of 7,784,270 Ordinary Shares outstanding as of the date hereof.

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CUSIP No.	M7946T104	13D/A	Page 4 of 7

1	NAMES OF REPORTING PERSONS: Yossi Ben Shalom I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -
	8	SHARED VOTING POWER: 2,371,150
	9	SOLE DISPOSITIVE POWER: -
	10	SHARED DISPOSITIVE POWER: 2,371,150
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 2,371,150
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 30.46% (1)
14	TYPE OF REPORTING PERSON: IN

(1)           Based on a number of 7,784,270 Ordinary Shares outstanding as of the date hereof.

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This Amendment No. 22 to Schedule 13D is being filed on behalf of DBSI Investments Ltd. ("DBSI"), Barak Dotan and Yossi Ben Shalom (together, the “Reporting Persons”), relating to the ordinary shares (the “Ordinary Shares”) of Pointer Telocation Ltd., a corporation existing under the laws of Israel (“Pointer”).

The original statement on Schedule 13D, and the previous amendments filed thereto, are hereby amended and supplemented as follows:

Item 5.                      Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a) (b)      DBSI is the beneficial owner of 2,371,150 Ordinary Shares, constituting 30.46% of the outstanding Ordinary Shares. Messrs. Yossi Ben Shalom and Barak Dotan, by virtue of their relationship with and interests in DBSI, may be deemed to control DBSI and consequently share the beneficial ownership of 2,371,150 Ordinary Shares. DBSI holds the right to vote its 2,371,150 Ordinary Shares, which right is directed jointly by Messrs. Yossi Ben Shalom and Barak Dotan.

(c)            The list of all purchases or sales of Ordinary Shares by the Reporting Persons in the last 60 days is hereby amended by adding the following open market transactions:

Date	Number of Shares Purchased	Selling Price
August 21, 2015	900	$6.17
August 24, 2015	3,700	$6.12
August 25, 2015	1,300	$6.01
August 26, 2015	3,700	$6.01
August 27, 2015	2,700	$5.98
August 28, 2015	1,916	$6.05
August 31, 2015	2,700	$5.88
September 1, 2015	2,700	$6.00
September 2, 2015	224	$6.21
September 3, 2015	2,500	$6.15
September 4, 2015	1,500	$6.14
September 8, 2015	2,500	$6.13
September 9, 2015	100	$6.06
September 10, 2015	2,500	$6.15
September 11, 2015	300	$6.14
September 14, 2015	2,600	$6.35
September 15, 2015	2,600	$6.38
September 16, 2015	2,200	$6.30
September 17, 2015	2,900	$6.49
September 21, 2015	1,000	$6.35
September 22, 2015	1,100	$6.40
September 23, 2015	1,020	$6.45
September 24, 2015	2,400	$6.50
September 25, 2015	996	$6.45
.

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(d)           Not applicable.

(e)           Not applicable

Item 7.                   Materials to be Filed as Exhibits.

Exhibit 1.	Joint Filing Agreement (previously filed as Exhibit 1 to the Schedule 13D/A filed on January 16, 2014, which is incorporated by reference herein).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 12, 2015

DBSI INVESTMENTS LTD.

By: /s/ Barak Dotan	/s/ Yossi Ben Shalom
Name: Barak Dotan	Yossi Ben Shalom
Title: Director	Director

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 12, 2015

By: /s/ Barak Dotan
Name: Barak Dotan

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 12, 2015

By: /s/ Yossi Ben Shalom
Name: Yossi Ben Shalom

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